UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INC RESEARCH HOLDINGS, INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

45329R109
(CUSIP Number)

DECEMBER 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45329R109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS ONTARIO TEACHERS’ PENSION PLAN BOARD
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	24,880,906 *
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	24,880,906 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		24,880,906 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		40.6%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		FI

* See Items 4(a) and 8

** See Items 4(b) and 8

CUSIP No. 45329R109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS 1829356 Ontario Limited
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	24,880,906 *
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	24,880,906 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		24,880,906 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		40.6%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		FI

* See Items 4(a) and 8

** See Items 4(b) and 8

Item 1(a). Name of Issuer

INC Research Holdings, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices

3201 Beechleaf Court, Suite 600

Raleigh, North Carolina 27604-1547

Item 2. (a) Name of Person Filing

This statement is filed by the entities and persons listed below, both of whom together are referred to herein as the "Reporting Persons":

(i) Ontario Teachers’ Pension Plan Board (“OTPP”)

(ii) 1829356 Ontario Limited (“1829356”), a wholly owned subsidiary of OTPP

(b) Address of Principal Business Office or, if none, Residence

Both Reporting Persons:

5650 Yonge Street, 3rd Floor
Toronto, Ontario, Canada M2M 4H5

(c) Citizenship

Both Reporting Persons are corporations incorporated under the laws of the Province of Ontario, Canada

(d) Title of Class of Securities

Class A Common Stock, par value $0.01 per share

(e) CUSIP Number

45329R109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

☐ A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

(a)

Amount beneficially owned:

OTPP may be deemed to beneficially own in the aggregate 24,880,906 shares of Class A Common Stock held by 1829356, its wholly owned subsidiary, consisting of (i) 14,846,912 shares of Class A Common Stock held by 1829356 and (ii) 10,033,994 shares of Class A Common Stock issuable upon the conversion of 10,033,994 shares of Class B Common Stock held by 1829356. Each of Terry Woodward and Steve Faraone may be deemed to have the power to dispose of the shares held by OTPP because of a delegation of authority from the Board of Directors of OTPP, and each expressly disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(b)

Percent of class:

40.6%. The percentage amount is based on 61,233,850 shares of Common Stock outstanding as of December 31, 2014, as provided by the Issuer’s transfer agent and assuming a one-for one conversion of all of the Issuer’s 10,033,994 outstanding shares of Class B Common Stock into shares of Class A Common Stock.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 24,880,906 (See Item 4(a))
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 24,880,906 (See Item 4(a))

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

The Issuer, 1829356, Avista Capital Partners II, L.P., Avista Capital Partners (Offshore) II, L.P., Avista Capital Partners (Offshore) II-A, L.P. and INC Research Mezzanine Co-Invest, LLC (each, an affiliate of Avista Capital Partners, L.P. and collectively, “Avista”), ACP INC Research Co-Invest, LLC and certain management stockholders are party to an Amended and Restated Stockholders Agreement (the “Stockholders Agreement”) dated as of November 6, 2014, pursuant to which 1829356 and Avista have agreed to vote all outstanding shares of Class A Common Stock and Class B Common Stock (together, the “Common Stock”) held by them to ensure the composition of the Issuer’s Board as set forth in the Stockholders Agreement, for so long as each of 1829356 (or other affiliated OTPP entity) and Avista owns at least 5% of the Issuer’s outstanding shares of Common Stock. Consequently, 1829356 and Avista may be deemed to be a group under Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to the securities of the Issuer.

Avista owns of record 25,988,005 shares of Class A Common Stock or approximately 50.8% of the Class A Common Stock outstanding as of December 31, 2014, as provided by the Issuer’s transfer agent. The filing of this statement shall not be deemed an admission that, for purposes of Section 13 of the Exchange Act, or otherwise, 1829356 or OTPP is the beneficial owner of equity securities covered by this statement or any other statement that are beneficially owned, directly or indirectly, by any other person other than as stated herein.

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certifications

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:	/s/ Rossana Di Lieto
Name:	Rossana Di Lieto
Title:	Vice President and Chief Compliance Officer

1829356 ONTARIO LIMITED

By:	/s/ Rossana Di Lieto
Name:	Rossana Di Lieto
Title:	Vice President and Chief Compliance Officer

EXHIBIT INDEX

Exhibit No.
99.1	Joint Filing Agreement, dated February 13, 2015, among Ontario Teachers’ Pension Plan Board and 1829356 Ontario Limited.